EXHIBIT 8.1

     The following table sets forth a list of our subsidiaries.

Name of subsidiary	Jurisdiction of incorporation
Elbit Vision Systems US, Inc. ‡	Delaware
Elbit Vision Systems B.V. ‡	Holland
Yuravision Co. Ltd.*	South Korea

     ‡ Wholly-owned
     * We hold  51.11%  of the issued and outstanding share capital of Yuravision

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